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December 21, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Income eREIT III, LLC
Draft Offering Statement on Form 1-A
Submitted November 15, 2018
CIK No. 0001758745

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise Income eREIT III, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 13, 2018 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001758745) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on November 15, 2018, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently publicly filing the Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

General

1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and understands that it is responsible for analyzing how its investments, investment strategy and business model support an exemption from registration under the 1940 Act.

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 2

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

3.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

4.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response to Comment No. 4

Please see Appendix A for the template the Company expects to use for future NAV disclosures.

Valuation Policies, page 20

5.	We note several inputs to be used by your sponsor’s internal accountants to calculate NAV. Please also disclose the valuation methodologies they plan to use when valuing your commercial real estate assets, investments and related liabilities.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of the Amended Submission to provide further details regarding the valuation methodologies the Company plans to use when valuing its commercial real estate assets, investments and related liabilities. Specifically, the Company will add the following disclosure (additions are in bold and underline text):

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Valuation Policies

At the end of each semi-annual period (or such other period as determined by the Manager in its sole discretion, but no less frequently than annually),beginning December 31, 2019, our sponsor’s internal accountants calculate our NAV per share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. For joint venture or direct equity investments, the sponsor primarily relies on the discounted cash flow method. Under the discounted cash flow method, our asset management team will calculate the distributions due to the respective investment based on a property-level pro forma measured against ongoing actual performance over the projected likely-hold period. The sponsor’s asset management team will then discount future cash-flow projections at an appropriate market levered-discount rate to determine present value, which value is considered the net asset value of the investment. The sponsor may alternatively apply the hypothetical sales method to value its investments. Under this approach, our sponsor’s asset management team will assume (i) the sale of the property at a price equal to the concluded property value, (ii) the liquidation of any additional assets after paying all liabilities, and (iii) the distribution of the net sale proceeds to investors. The distributed amount is considered the net asset value of each respective investment. For debt and fixed-return preferred equity investment, assuming no material adverse change in the property, the sponsor’s asset management team will mark these investments to their cost basis (including any accrued unpaid interest). If there were to be material adverse changes in these properties, the asset management team intends to value these investments using the hypothetical sales method described above. For our investments that have closed within three to nine months and no material changes have occurred from the original underwriting, our asset management team will typically apply the original property purchase price (or pre-closing third party appraisal value) for the property valuation, and the investment cost basis for the investment-level valuation.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where we determine that an appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, nor will prepare, our semi-annual NAV per share.

Risk Factors, page 27

6.	We note, from your disclosure on page 17 and elsewhere, that you will pay your manager up to 1.50% of the gross proceeds from the liquidation of equity investments in real estate if your manager is acting as the real estate developer or is engaged by the developer to sell the project, and that your manager has sole discretion in determining whether to liquidate an equity investment in real estate. Please revise to describe any risks or conflicts of interests arising from this arrangement.

Response to Comment No. 6

In response to the Staff’s comment, the Company has added additional risk factor disclosure on page 38 of the Amended Submission to describe potential risks and conflicts of interest arising from payment of the disposition fee to the manager:

Our Manager faces a conflict of interest because the disposition fees it may receive upon liquidation of certain investments will be based on whether our Manager determines, in its sole discretion, to liquidate such investments.

Our Manager will be paid a disposition fee of up to 1.50% of the gross proceeds from the liquidation of our investments if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. Our Manager has sole discretion over whether to liquidate a given investment. As such, our Manager faces a conflict of interest because it may benefit financially by deciding to liquidate an investment, when our shareholders may be otherwise better served by us retaining ownership of such property.

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Table II: Compensation to Sponsor, page A-3

7.	We note that the amount disclosed for reimbursements to the Sponsor does not include reimbursements payable. Please disclose the amount of reimbursements payable in a footnote to the table. Additionally, tell us if the $312,500 legal fees to be allocated to each of the first ten eREITs established by your Sponsor has been included in this table.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised its disclosure on page A-3 to include total reimbursements payable to the Sponsor, and to clarify that the $312,500 in legal fees to be allocated to each of the first ten eREITs established by the Sponsor has been included in the table (additions are in bold and underline text):

[2] Amount represents cumulative reimbursements paid to the Manager as of 12/31/17 (which amount includes the $312,500 in legal fees allocated to each of the first ten eREITs), and not reimbursements payable. As of December 31, 2017, approximately $0 in reimbursements was payable from Fundrise Real Estate Investment Trust, LLC to the Sponsor, approximately $0 in reimbursements was payable from Fundrise Equity REIT, LLC to the Sponsor, approximately $883,000 in reimbursements was payable from Fundrise East Coast Opportunistic REIT, LLC to the Sponsor, approximately $0 in reimbursements was payable from Fundrise West Coast Opportunistic REIT, LLC to the Sponsor and approximately $196,000 in reimbursements was payable from Fundrise Midland Opportunistic REIT, LLC to the Sponsor.

* * * * *

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP

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Appendix A

FUNDRISE INCOME eREIT III, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Income eREIT III, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our semi-annual net asset value (“NAV”) per common share as of ____, 20;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective until updated by us on or about ___, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[June 30, 2019]	[December 31, 2019]
ASSETS:
Real estate investments and accrued interest, at fair value	$222	$111
Cash and cash equivalents	222	111
Other assets	222	111
Current interest receivable	222	111
Total assets	888	444

LIABILITIES:
Accounts payable	$22	$11
Due to related party	22	11
Dividends payable	22	11
Settling subscriptions	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (10,000 common shares at $10 per share)	$100	$100
Net adjustments to fair value	-	-
Retained earnings	700	300
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$80.00	$40.00

[1] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on _____, 20__,.

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On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until on or about ____, 20__, (or as soon as commercially reasonable thereafter) unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

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Share Redemption Plan Status

During the semi-annual period ended ____, 20__, we redeemed approximately ____ common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each fiscal semi-annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__

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